UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 13)

MATCH GROUP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

57665R106

(CUSIP Number)

Gregg Winiarski

Executive Vice President, General Counsel & Secretary

IAC/InterActiveCorp

555 West 18th Street

New York, NY 10011

Telephone: (212) 314-7300

Facsimile: (212) 314-7309

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

October 10, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) IAC/InterActiveCorp (59-2712887)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 226,340,004 (1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 226,340,004 (1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 226,340,004 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 80.5% (2)

14.	Type of Reporting Person (See Instructions) CO

(1)

Reflects 16,420,602 shares of common stock, par value $0.001, of Match Group, Inc. (“Match Group”) and 209,919,402 shares of Class B common stock, par value $0.001, of Match Group (the “Class B Common Stock”) beneficially owned by IAC/InterActiveCorp (“IAC”). Shares of Class B Common Stock are reflected on an as converted basis into shares of common stock in accordance with their terms.

(2)

Assumes the conversion of all shares of Class B Common Stock beneficially owned by IAC into shares of common stock on a one-for-one basis. Because each share of Class B Common Stock is entitled to ten votes per share and each share of common stock is entitled to one vote per share, IAC may be deemed to beneficially own equity securities of Match Group representing approximately 97.5% of the total voting power of all classes of capital stock of Match Group, based on 71,058,751 and 209,919,402 shares of common stock and Class B Common Stock outstanding, respectively, on August 2, 2019, plus shares of common stock issued to IAC since such date. See Item 5.

Introductory Note

The Report on Schedule 13D relating to the common stock, par value $0.001 per share (“Company Common Stock”), of Match Group, Inc., a Delaware corporation (the “Company” or “Match Group”), initially filed by IAC with the Securities and Exchange Commission (the “SEC”) on April 14, 2016 (the “Initial Schedule 13D”), as amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11 and 12 thereto dated June 30, 2016, April 4, 2017, July 24, 2017, August 7, 2017, August 9, 2017, September 30, 2017, December 31, 2017, February 22, 2018, April 23, 2018, June 30, 2018, March 31, 2019 and August 9, 2019, respectively, is hereby further amended and supplemented to include the information set forth in this Report on Schedule 13D/A (this “Amendment”), which constitutes Amendment No. 13 to the Initial Schedule 13D. Capitalized terms not defined herein have the meanings given to such terms in the Initial Schedule 13D.

Item 3.                     Source and Amount of Funds or Other Consideration.

The information set forth in Item 3 of the Initial Schedule 13D is hereby amended and supplemented as follows:

Pursuant to the Employee Matters Agreement, dated as of November 24, 2015, by and between IAC and the Company, as amended effective as of April 13, 2016 (the “Employee Matters Agreement”), 189,221 and 44,079 shares of Company Common Stock were issued to IAC on August 31, 2019 and September 30 2019, respectively, as reimbursement for shares of common stock, par value $0.001, of IAC issued in connection with the exercise and settlement of certain equity awards held by Match Group employees.

Item 4.                     Purpose of the Transaction.

The information set forth in Item 4 of the Initial Schedule 13D is hereby amended and supplemented as follows:

On October 10, 2019, a representative of IAC, as authorized by the IAC Board of Directors, conveyed to a special committee of disinterested directors formed by the Board of Directors of Match Group (the “Match Special Committee”) a preliminary proposal for a transaction that would result in the full separation of Match Group from the remaining businesses of IAC.

The proposed separation transaction (the “Separation”) would result in two independent public companies, referred to herein as “New Match” and “New IAC.”  IAC would no longer have an ownership stake in Match Group following the Separation, and IAC stockholders would receive shares of both New Match and New IAC in the transaction.  The transaction, which would be structured to be tax-free to IAC, Match Group and their respective stockholders, would also eliminate the dual-class common stock structure at New Match, with all pre-transaction stockholders of Match Group and IAC receiving a single class of “one share/one vote” capital stock of New Match.  Pre-transaction stockholders of IAC would receive stock in New IAC replicating their current interest in IAC.

The proposal contemplates that, among other things:

•                  New Match would become responsible for specified liabilities of IAC (primarily consisting of the obligations with respect to outstanding exchangeable notes issued by subsidiaries of IAC and related hedging instruments), and retain certain real estate assets currently owned by IAC;

•                  prior to the Separation, Match Group would consummate certain debt financing transactions, the proceeds of which would be used to pay a dividend to all of its stockholders, including IAC; and

•                  outstanding IAC equity awards and tax attributes would be allocated between New IAC and New Match as agreed between the parties.

As of the date of this filing, IAC owns shares representing 80.5% of the outstanding capital stock of Match Group.  The proposal contemplates that the net liabilities being assumed by New Match would effectively reduce the number of shares of New Match to be received by IAC’s current stockholders in the transaction.

In addition, IAC’s proposal contemplates that, prior to the Separation, IAC may sell securities representing a post-transaction equity interest solely in New Match, and contribute the proceeds of such offering to New IAC.

Shares sold in the equity offering would reduce the post-Separation ownership of New Match by current IAC stockholders.

IAC has informed Match Group that IAC’s willingness to proceed with any separation transaction is conditioned upon the approval of the IAC Board of Directors, the favorable recommendation of the Match Special Committee, receipt of all required approvals by the stockholders of each of Match Group and IAC, and the approval by the majority of the shares held by disinterested stockholders of Match Group, among other customary conditions.

IAC expects that there may be additional discussions among the parties regarding the potential Separation and related matters.  There can be no assurance that any discussions that may occur among IAC, Match Group, the Match Special Committee and their respective representatives will contain transaction terms consistent with those described above, or result in the entry into definitive agreements concerning a transaction (or the terms and conditions thereof) or, if such definitive agreements are reached, will result in the consummation of a transaction provided for in such definitive agreements.  Discussions concerning a possible transaction may be terminated at any time by Match or IAC.

IAC does not intend to disclose developments with respect to the foregoing unless and until the Boards of Directors of IAC and Match Group, and the Match Special Committee, have approved a specific transaction, if any, except as may be required by law.

Item 5.                     Interest in Securities of the Issuer.

The information set forth in paragraph (a) of Item 5 of the Initial Schedule 13D is hereby amended and supplemented as follows:

(a) IAC beneficially owns 16,420,602 shares of Company Common Stock, representing approximately 23.0% of the total outstanding shares of Company Common Stock on August 7, 2019, plus shares of Company Common Stock issued to IAC since such date. IAC also beneficially owns 209,919,402 shares of Class B Common Stock, representing 100% of the outstanding shares of Class B Common Stock on August 7, 2019. In accordance with their terms, shares of Class B Common Stock are convertible into shares of Company Common Stock on a one-for-one basis, at any time at the election of the holder. As of the date of this report, IAC is the beneficial owner of shares of Company Common Stock and Class B Common Stock representing approximately 97.5% of the total voting power of all classes of the Company’s capital stock and 80.5% (on an as converted basis) of the total outstanding shares of the Company’s capital stock, in each case, based on 71,058,751 shares of Company Common Stock and 209,919,402 shares of Class B Common Stock outstanding on August 7, 2019, plus shares of Company Common Stock issued to IAC since such date.

Item 7.                     Materials to be Filed as Exhibits.

99.1

Employee Matters Agreement, dated as of November 24, 2015, by and between IAC/InterActiveCorp and Match Group, Inc. (incorporated by reference to Exhibit 10.2 to IAC/InterActiveCorp’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 24, 2015 (File No. 000-20570)).

99.2

Amendment Number One to the Employee Matters Agreement, effective as of April 13, 2016, by and between IAC/InterActiveCorp and Match Group, Inc. (previously filed as Exhibit 99.2 to the Schedule 13D filed by IAC/InterActiveCorp with the Securities and Exchange Commission on April 14, 2016).

99.3

Investor Rights Agreement, dated as of November 24, 2015, by and between IAC/InterActiveCorp and Match Group, Inc. (incorporated by reference to Exhibit 10.3 to IAC/InterActiveCorp’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 24, 2015 (File No. 000-20570)).

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

IAC/INTERACTIVECORP

By:	/s/ Gregg Winiarski
	Name:	Gregg Winiarski
	Title:	Executive Vice President, General Counsel & Secretary

Dated:  October 11, 2019